

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 8, 2016

<u>Via E-mail</u>
Mark N. DuHamel
Chief Executive Officer, President and Treasurer,
Huntington Funding, LLC
Huntington Center
41 South High Street
Columbus, Ohio 43287

> **Re: Huntington Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed October 14, 2016**
> **File No. 333-214109**

Dear Mr. DuHamel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

2.   Please also confirm that all revisions made in response in response to our comments will be applied to the application transaction documents, as necessary.

Prospectus Cover

3.   Please revise footnote two of the Registration Fee Table to quantify the amount of the prior fee associated with the unsold securities. In addition, please indicate whether the offering registered on the prior registration statement has been completed, terminated, or

the registration statement has been withdrawn.

Use of Proceeds, page 40

4.   We note that proceeds will be used to pay debts of the sponsor or its affiliates. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

Exceptions to Underwriting Criteria, page 51

5.   On page 49, you indicate that where a credit underwriter decides to approve an application that is "Automated-Decline" or "Recommend Decline," a credit underwriting exception is noted. However, here you indicate that "Recommend Approve," "Investigate," and "Recommend Decline" loans will be included as one category within your pool balance and that you will provide a percentage net pool balance of these three categories lumped together. Please explain why these categories of disclosure are appropriate, or revise your disclosure to break-out what percentage each category will make up in your net pool balance. Please also reconcile the disclosure relating to when a credit underwriting exception is noted.

6.   Please indicate how the credit applications that are included in the receivables but were approved as exceptions to the underwriting criteria deviated from those approved. In addition, please indicate the amount (in addition to the percentage of contracts) that were originated as an exception to the underwriting criteria and include data on the amount and the characteristics of the assets that did not meet the disclosed underwriting standards. Refer to Item 1111(a)(8) of Regulation AB.

7.   In addition, with respect to those assets that did not meet the disclosed underwriting standards, please revise to disclose the compensating factors used for those loans or explain whether a determination was made that the deviation was not material.

8.   We also note your statement that the sponsor elected to include certain receivables because the sponsor's practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by the sponsor to be adverse to the issuing entity. Please clarify what you mean by "intended by the sponsor to be adverse to the issuing entity."

Criteria Applicable to Selection of Receivables, page 52

9.   We note that in the list of criteria you will use to select receivables, you include the phrase "among other things." Please revise to disclose what these other things may be.

Refer to Item 1111(a) of Regulation AB.

10.   We note your statement that the additional receivables may be added to the pool. Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and pre-funding periods and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

[Asset Level Information], page 53

11.   We note your bracketed disclosure stating that for offerings after November 23, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

- That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.
- That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
- That each data point included in Form ABS-EE will conform to definition of each item requirement.
- That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Static Pool Data, page 60

12.   We note your statement that "any different in performance in the pool of receivables compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in their characteristics." Revise to disclose your basis for the statement or delete.

Asset Review, page 84

13.   We note your statement that if the servicer notifies the asset representations reviewer that a subject receivable was paid in full by or on behalf of the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. Please tell us why the review will be considered complete and for what purpose is the completion of review status used (e.g., whether it will be used for compensation or for investor reporting purposes).

Requests to Repurchase and Dispute Resolution, page 85

14.   We note your statements about "requesting investors" here and on page 82; however, it is not clear from your disclosure that such "requesting investors" are among the requesting parties that may refer a matter to dispute resolution. Please revise to clarify that they are also requesting parties. If they are not intended to be requesting parties, please tell us why requiring investors to provide "reasonable security or indemnity to the satisfaction of the trustee" would not undermine the trustees´ duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution.

15.   Please revise to clarify that if the parties fail to agree after mediation, they may refer the matter to binding arbitration or court adjudication.

Forward-Looking Statements, page 131

16.   Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Exhibits

17.   It appears that you have inadvertently noted that the Static Pool PDF will be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Envall at (202) 551-3234, or me at (202) 551-3850 if you have any questions.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief
                                        Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP